UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Technest Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

878379205

 (CUSIP Number)

Southridge Partners LP
90 Grove Street
Ridgefield CT 06877
Attn:  Mr. Stephen Hicks

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Stephen Hicks
90 Grove Street
Ridgefield CT 06877

October 31, 2008

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. :        878379205

1.	NAME OF REPORTING PERSON
Southridge Partners LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
06-1494618

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 17,863,850

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 17,863,850

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,863,850

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 63.4%

14.	TYPE OF REPORTING PERSON*: PN

CUSIP No. :            878379205

1.	NAME OF REPORTING PERSON
Southshore Capital Fund Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 1,072,257

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 1,072,257

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,072,257

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.01%

14.	TYPE OF REPORTING PERSON*: CO

CUSIP No. :              878379205

1.	NAME OF REPORTING PERSON
Southridge Investment Group LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
52-2088496

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 0

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 0

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

14.	TYPE OF REPORTING PERSON*: BD

CUSIP No. :            878379205

1.	NAME OF REPORTING PERSON
Spectrum Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
11-3669737

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 75,000

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 75,000

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 75,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.35%

14.	TYPE OF REPORTING PERSON*: OO Limited Liability Company

CUSIP No. :             878379205

1.	NAME OF REPORTING PERSON
Trillium Partners LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
52-2104789

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	OURCE OF FUNDS*: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 466,219

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 466,219

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 466,219

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.18%

14.	TYPE OF REPORTING PERSON*: PN

CUSIP No. :              878379205

1.	NAME OF REPORTING PERSON
Aberdeen Avenue LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 5,014,782

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 5,014,782

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,014,782

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.45%

14.	TYPE OF REPORTING PERSON*: OO Limited Liability Company

CUSIP No. :         878379205

1.	NAME OF REPORTING PERSON
Garth LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
N/A

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*: WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 304,578

8.	SHARED VOTING POWER: 0

9.	SOLE DISPOSITIVE POWER: 304,578

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 304,578

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4%

14.	TYPE OF REPORTING PERSON*: OO Limited Liability Company

CUSIP No.         878379205

AMENDMENT NO. 1
TO
SCHEDULE 13D

This Schedule 13D/A Amendment No. 1 (the “Schedule 13D/A”) is filed by the parties named above and amends certain of the information contained in the Statement on Schedule 13D filed on September 28, 2007 (the “Schedule 13D”).

Item 1.  Security and Issuer

The name of the issuer is Technest Holdings, Inc. (the “Issuer” or the “Company”). The address of the Issuer's offices is 10411 Motor City Drive, Suite 650, Bethesda, MD 20817.  This Schedule 13D/A relates to the Issuer's Common Stock, par value $.001 per share (the “Common Stock”).

Item 2.  Identity and Background

This Schedule 13D/A is being filed by Southridge Partners L.P., a Delaware limited partnership (“Southridge Partners”), Southridge Investment Group LLC, a Delaware limited liability company and registered broker dealer (“SIG”), Spectrum Holdings LLC, a Connecticut limited liability company (“Spectrum”),  Trillium Partners LP, a Delaware limited partnership (“Trillium”), Southshore Capital Fund Ltd., a Cayman Island corporation, (“Southshore”), Aberdeen Avenue LLC, a Cayman Island limited liability company (“Aberdeen”), and Garth LLC, a Cayman Island limited liability company (“Garth”) (each entity individually is a “Reporting Person” and collectively the “Reporting Persons”).  Southridge Advisors LLC, a Delaware limited liability company (“Southridge Advisors”), acts as the general partner to Southridge Partners.  Stephen Hicks is the Manager of Southridge Advisors.   Southridge Advisors also acts as an investment advisor to Southshore.  Southridge Capital Management LLC, a Delaware limited liability company (“Southridge Capital”)acts as the investment sub-advisor to Aberdeen and Garth.   Stephen Hicks is the Manager of Southridge Capital.  Stephen Hicks is the Manager of the general partner of Trillium.

 Mr. David Sims serves as the President of the corporate director of each of Southshore, Aberdeen, and Garth.

Mr. Michael Byl serves as the President of SIG and the sole Managing Member of Spectrum.

The address for each of Southridge Partners, Southridge Capital, Southridge Advisors, SIG, Spectrum, Trillium, Mr. Byl and Mr. Hicks is 90 Grove Street, Ridgefield, CT 06877.  The principal business of Southridge Partners, Southridge Capital, Southridge Advisors, Trillium and Mr. Hicks is that of making direct investments in the securities of both domestic and foreign issuers.  The principal business of SIG is that of a registered broker dealer. The principal business of Spectrum is investment holdings.

The address for each of Southshore and Mr. Sims is Harbour House, 2nd Floor, Waterfront Drive, Road Town, Tortola, British Virgin Islands.  The address for each of Aberdeen and Garth is c/o ATC Trustees (Cayman) Limited, PO Box 30592 SMB, Cayside, 2nd Floor, George Town, Grand Cayman, Cayman Islands, BWI.  The principal business for each of Southshore, Aberdeen and Garth is that of making direct investments in the securities of both domestic and foreign issuers.

None of the Reporting Persons, Southridge Capital, Southridge Advisors, Mr. Hicks, Mr. Byl or Mr. Sims during the last five years has been convicted in a criminal proceeding.  None of the Reporting Persons, Southridge Capital, Southridge Advisors, Mr. Hicks, Mr. Byl or Mr. Sims during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Hicks is a Canadian citizen, residing in the United States.
Mr. Byl is a United States citizen.
Mr. Sims is a citizen of the Republic of South Africa, residing in the British Virgin Islands.

Item 3.  Source and Amount of Funds or Other Consideration:

The source of the funding for the transactions for each of the Reporting Persons was working capital.  Each of the Reporting Persons is a separate investment fund whose capital consists of contributions from its respective partners and investors, as well as capital appreciation derived from investments made in the securities of both domestic and foreign issuers.

Item 4.  Purpose of Transaction:

Affiliates and Employees of  Southridge Advisors and Southridge Capital hold three (3) seats on the Board of Directors of the Issuer, which represent fifty percent (50%) of the seats of the Board of Directors.

The purpose of the acquisition of securities identified in Item 5(c) in each case was for investment purposes, and  for the purpose of  providing the Issuer with necessary working capital.  There are no present plans or proposals by Reporting Persons to affect any material change of the business of the Issuer or that that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  Each Reporting Person may at any time and from time to time acquire additional shares of Common Stock, or dispose of shares of Common Stock owned by such Reporting Person, in open market or privately negotiated transactions, depending upon market conditions, investment considerations, or other factors.

Item 5.  Interest in Securities of the Issuer:

(a) Southridge Partners may be deemed to be the beneficial owner of an aggregate of 17,863,850 shares of the Issuer’s Common Stock, which number includes (i) 11,019,023 shares of Common Stock (4,950,000 shares of which were acquired upon the conversion of Series G Preferred Stock issued by Markland Technologies Inc.); (ii) 344,827 shares of the Issuer’s Series C Preferred Stock, which is convertible subject to certain restrictions into 344,827 shares of the Issuer’s Common Stock; and (iii) 1,300 shares of the Issuer’s Series D Preferred Stock convertible into 6,500,000 shares of the Issuer’s Common Stock (excluding any accrued dividends on Series D to be paid in shares of Common Stock).   Such shares of Issuer’s Common Stock represent 63.4% of the outstanding shares of Common Stock of the Issuer  (based on 21, 327,969 shares outstanding as of September 23, 2009) plus shares that Southridge Partners could receive within 60 days of the reporting date upon conversion of convertible securities.

Southshore may be deemed to be the beneficial owner of an aggregate of 1,072,257 shares of Issuer’s Common Stock, which number includes (i) 977,741 shares of Common Stock; (ii) 57,467 shares of the Issuer’s Series C Preferred Stock, convertible into 57,467 shares of the Issuer’s Common Stock; and (iii) 111.81 shares of Series G Preferred Stock issued by Markland Technologies Inc., currently convertible subject to certain restrictions into an additional 37,049 shares of the Issuer’s outstanding Common Stock.  Such shares of Issuer’s Common Stock represent 5.01% of the outstanding shares of Common Stock of the Issuer (based on 21,327,969 shares outstanding as of September 23, 2009) plus shares that Southshore could receive within 60 days of the reporting date upon conversion of convertible securities.

Aberdeen may be deemed to be the beneficial owner of an aggregate of 5,014,782 shares of Issuer’s Common Stock, which number includes (i) 1,416,101 shares of Common Stock; (ii) 640 shares of the Issuer’s Series D Preferred Stock, which is convertible into 3,200,000 shares of the Issuer’s Common Stock (excluding any accrued dividends on Series D to be paid in shares of Common Stock); and (iii) 1,203.18 shares of Series G Preferred Stock issued by Markland Technologies Inc., currently convertible subject to certain restrictions into an additional 398,681 shares of the Issuer’s outstanding Common Stock.  Such shares of Issuer’s Common Stock represent 20.45% of the outstanding shares of Common Stock of the Issuer (based on 21,327,969shares outstanding as of September 23, 2009) plus shares that Aberdeen could receive within 60 days of the reporting date upon conversion of convertible securities.

Garth may be deemed to be the beneficial owner of an aggregate of 304,578 shares of Issuer’s Common Stock, which number represents 64.325 shares of the Issuer’s Series A Preferred Stock convertible into 304,578 shares of the Issuer’s Common Stock.  Such shares of Issuer’s Common Stock represent 1.4% of the outstanding shares of Common Stock of the Issuer (based on 21,327,969 shares outstanding as of September 23, 2009) plus shares that Garth could receive within 60 days of the reporting date upon conversion of convertible securities.

Spectrum is the beneficial owner of 75,000 shares of Issuer’s Common Stock.  Such shares of Issuer’s Common Stock represent 0.35% of the outstanding shares of Common Stock of the Issuer (based on 21,327,969 shares outstanding as of September 23, 2009).

Trillium is the beneficial owner of 466,219 shares of Issuer’s Common Stock.  Such shares of Issuer’s Common Stock represent 2.18% of the outstanding shares of Common Stock of the Issuer (based on 21,327,969 shares outstanding as of September 23, 2009).

 SIG does not beneficially own any shares of the Issuer’s Common Stock.

(b) Each Reporting Person has the sole right to vote the shares owned by such Reporting Person.  Each Reporting Person hereto disclaims beneficial ownership of Issuer’s securities held by any other person or entity.   Mr. Hicks has voting and investment control over the securities held by Southridge Partners, and Trillium, and disclaims beneficial ownership of such shares.  Each of Mr. Sims and Mr. Hicks has voting and investment control over the securities held by Southshore, Aberdeen, and Garth, and each of Mr. Sims and Mr. Hicks disclaims beneficial ownership of such shares.  Mr. Byl has voting and investment control over the securities held by Spectrum.

(c) As reported in Issuer’s 8-K filed on November 5, 2008, on October 31, 2008, Southridge Partners purchased 1,300 shares of Series D 5% Convertible Preferred Stock (“Series D”), for $650,000, convertible into 6,500,000 shares of the Issuer’s Common Stock (exclusive of any accrued and unpaid dividends to the extent such dividends are payable in shares of Common Stock upon conversion of the Series D). The Series D is convertible into Common Stock at the option of the holder at any time. The number of shares of Common Stock into which each share of Series D is convertible is determined by dividing $1,000 (stated value) by $0.20 per share.  The holder of Series D is entitled to receive cumulative dividends on Series D equal to five percent (5%) per annum of the stated value per share, payable in cash or shares of Common Stock at the option of the holder.

As reported in Issuer’s 8-K filed on May 26, 2009, on May 20, 2009, Southridge Capital, for the benefit of Aberdeen, purchased 140 shares of Series D, for $70,000, convertible into 700,000 shares of the Issuer’s Common Stock (exclusive of any accrued and unpaid dividends to the extent such dividends are payable in shares of Common Stock upon conversion of Series D). The Series D is convertible into Common Stock at the option of the holder at any time. The number of shares of Common Stock into which each share of Series D is convertible is determined by dividing $1,000 (stated value) by $0.20 per share.  The holder of Series D is entitled to receive cumulative dividends on Series D equal to five percent (5%) per annum of the stated value per share, payable in cash or shares of Common Stock at the option of the holder.

As reported in Issuer’s 8-K filed on June 16, 2009, on June 11, 2009, Southridge Capital, for the benefit of Aberdeen, purchased 200 shares of Series D, for $100,000, convertible into 1,000,000 shares of the Issuer’s Common Stock (exclusive of any accrued and unpaid dividends to the extent such dividends are payable in shares of Common Stock upon conversion of the Series D). The Series D is convertible into Common Stock at the option of the holder at any time. The number of shares of Common Stock into which each share of Series D is convertible is determined by dividing $1,000 (stated value) by $0.20 per share.  The holder of Series D is entitled to receive cumulative dividends on Series D equal to five percent (5%) per annum of the stated value per share, payable in cash or shares of Common Stock at the option of the holder.

As reported in Issuer’s 8-K filed on July 22, 2009, on July 17, 2009, Southridge Capital, for the benefit of Aberdeen, purchased 300 shares of Series D, for $150,000, convertible into 1,500,000 shares of the Issuer’s Common Stock (exclusive of any accrued and unpaid dividends to the extent such dividends are payable in shares of Common Stock upon conversion of the Series D). The Series D is convertible into Common Stock at the option of the holder at any time. The number of shares of Common Stock into which each share of Series D is convertible is determined by dividing $1,000 (stated value) by $0.20 per share.  The holder of Series D is entitled to receive cumulative dividends on Series D equal to five percent (5%) per annum of the stated value per share, payable in cash or shares of Common Stock at the option of the holder.

In May 2008, SIG transferred 75,000 shares of Common Stock previously beneficially held by SIG to Spectrum, and transferred 425,000 to Trillium.  Mr. Byl is the President of SIG and sole Managing Member of Spectrum. At the time of the transfer, Mr. Hicks was the indirect beneficial owner of membership interests of SIG.  Mr. Hicks is the Manager of the general partner of Trillium.    As a result of the assignment, SIG no longer is a beneficial owner of the Common Stock of the Issuer.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.  Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, each Reporting Person certifies that the information set forth with respect to such Reporting Person in this statement is true, complete and correct.

Dated: November 30, 2009

Southridge Partners LP

By:	/s/ Stephen Hicks
Name:	Stephen Hicks
Title:	Manager of General Partner

Trillium Partners LP

By:	/s/ Stephen Hicks
Name:	Stephen Hicks
Title:	Manager of General Partner

Spectrum Holdings LLC

By:	/s/ Michael Byl
Name:	Michael Byl
Title:	Managing Member

Southridge Investment Group LLC

By:	/s/ Michael Byl
Name:	Michael Byl
Title:	President

Southshore Capital Fund Ltd.

By:	/s/ David Sims
Name:	Navigator Management Ltd.
Title:	David Sims, President

Aberdeen Avenue LLC

By:	/s/ David Sims
Name:	Navigator Management Ltd.
Title:	David Sims, President

Garth LLC

By:	/s/ David Sims
Name:	Navigator Management Ltd.
Title:	David Sims, President